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                                                     FILING PURSUANT TO RULE 425
                                                            FILER: VITALCOM INC.
                                                  SUBJECT COMPANY: VITALCOM INC.
                                                                     NO. 0-27588

                                                           FOR IMMEDIATE RELEASE

                                                                        CONTACT:
                           Cheryl Isen, Vice President, Corporate Communications
                                                   VitalCom Inc., (714) 546-0147
                                                        cheryl_isen@vitalcom.com

                       VITALCOM AND DATA CRITICAL TO MERGE
       PARTNERSHIP POISED TO CREATE NEW WIRELESS ADVANTAGES FOR HEALTHCARE

TUSTIN, CA, - MARCH 12, 2001 - VitalCom Inc. (Nasdaq: VCOM) a leader in advanced wireless networking technology for hospitals, today announced that it plans to merge with Data Critical Corporation (Nasdaq: DCCA), a leader in wireless communication products for healthcare. The combined organization will integrate the wireless technologies and expertise of both organizations creating a solid wireless leadership position in the healthcare industry. Terms of the deal are
 .62 of Data Critical Corporation shares for each share of VitalCom Inc. stock.

Frank T. Sample, president and CEO of VitalCom, who will become vice chairman of Data Critical and group president of VitalCom, reinforced the value created by joining forces. "This merger sets the stage for us to become a leader in the wireless transmission of vital patient information in hospitals. The synergies created with VitalCom's PatientNet(TM) wireless networking technology and Data Critical's wireless communication devices competitively positions us to deliver the most comprehensive and strategic wireless solutions to our customers." Sample added, "With the increased number of distribution channels we will be poised to serve every hospital bed irrespective of modality. This creates the potential for increased efficiency and reduced costs for care providers. In addition, patient care quality improvements are enabled because care providers can obtain accelerated access to vital patient information regardless of location."

Data Critical Corporation has garnered significant market acceptance for its wireless and Internet-based products that enable clinicians' to access and communicate critical healthcare

                                     -more-

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VITALCOM AND DATA CRITICAL TO MERGE(2)

data. The company offers a line of wireless alarm notification products for hospitals known as StatView(TM), AlarmView(TM) and FlexView(TM). It also provides a line of wireless products for physicians, MobileView(TM), ECGStat(TM) as well as WebChart(TM) and PocketChart(TM). The company has twenty-five partnerships with industry leaders that include Aether Systems, Agilent Technologies, CRITIKON, General Electric, LabCorp, Medtronic, Siemens, and Welch Allyn. Additional information about Data Critical is available at www.datacritical.com.

Pending approval by the shareholders of both companies and the satisfaction of other customary conditions, the transaction is expected to be completed by the end of the second quarter, 2001.

About VitalCom

VitalCom Inc., headquartered in Tustin, CA, is a leading software developer and manufacturer of PatientNet(TM), a real-time open and wireless patient information network. PatientNet is a wireless infrastructure technology that integrates patient information from different manufacturers' monitoring and bedside devices into a single network, making patient information available in real-time via the Internet, a wireless LAN, a system wide intranet and WAN. VitalCom's large-scale wireless networks are capable of supporting up to 1000 patients and have been installed in more than 100 hospitals throughout the country including New York Presbyterian Hospital and Montefiore Medical Center in New York City, NY, Saint Luke's - Shawnee Mission Health System in Kansas City, MO and the University of Alabama Medical Center in Birmingham, AL. Currently, VitalCom's largest PatientNet system is a 296-channel system at Washington Hospital Center in Northwest Washington, D.C. VitalCom's website is www.vitalcom.com.

This press release contains forward-looking statements, including but not limited to VitalCom's statements concerning the prospective integration of both companies' wireless technologies, the potential benefits of the merger of the two companies, and the market position that the combined companies may achieve. Actual results could vary materially from the forward-looking statements contained herein due to many factors, including technological competition from others in the industry, unforeseen difficulties in the integration of the two companies (from both a business and

                                     -more-

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VITALCOM AND DATA CRITICAL TO MERGE(3)

technological standpoint) and other risk factors, including certain of those detailed in VitalCom's Form 10-K for the year ended December 31, 1999 and other documents on file with the Securities and Exchange Commission. VitalCom does not undertake any obligation to update the information contained herein, which speaks only as of this date. "VitalCom" and "PatientNet" are trademarks of VitalCom Inc., and "StatView", "AlarmView", "FlexView", "MobileView", "ECGStat", "WebChart" and "PocketChart" are trademarks of Data Critical Corporation.

DATA CRITICAL CORPORATION WILL HOLD AN INVESTOR CONFERENCE ON MARCH 13, 2001 AT 10:30 A.M. [PACIFIC STANDARD TIME]. THE CALL IN TELEPHONE NUMBER IS 1-800-218-0204. THE CALL WILL BE SIMULCAST ON VITALCOM'S WEB SITE AT www.vitalcom.com, WHERE A WEB CAST REPLAY ALSO WILL BE AVAILABLE UNTIL MARCH 20, 2001. A TELEPHONE REPLAY OF THE CONFERENCE WILL BE AVAILABLE ONE HOUR AFTER THE CALL UNTIL MARCH 20, 2001. THE REPLAY NUMBER IS 1-800-405-2236 AND THE PASS CODE IS 306058.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

Data Critical plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Data Critical and VitalCom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Data Critical and VitalCom containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Data Critical, VitalCom, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained:

- from Data Critical by directing a request by mail or telephone to Investor Relations, Data Critical Corporation, 19820 North Creek Parkway, Suite 100, Bothell, WA 98011, (425) 482-7000.

- from VitalCom by directing a request by mail or telephone to Investor Relations, VitalCom Inc., 15222 Del Amo Ave., Tustin, CA 92780, (714) 546-0147.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Data Critical and VitalCom file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Data Critical or VitalCom at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms

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in New York, New York and Chicago, Illinois. Please call the Commission at
1-800-SEC-0330 for further information on the public reference rooms. Data Critical's and VitalCom's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

VitalCom will be, and certain other persons named below may be, soliciting proxies from VitalCom stockholders in favor of the adoption of the merger agreement. In addition, Data Critical will be, and certain other persons named below may be, soliciting proxies from Data Critical stockholders in favor of the adoption of the merger agreement, the issuance of Data Critical stock in connection with the merger, assumption of VitalCom's employee stock option plans and options issued under those plans, and any related maters. The directors and executive officers of VitalCom and the directors and executive officers of Data Critical may be deemed to be participants in each other's solicitation of proxies.

The following are the directors and executive officers of VitalCom: Frank T. Sample, Jack W. Lasersohn, Timothy T. Wedlicki, Elizabeth H. Weatherman, Warren
J. Cawley, John R. Graham, Steven E. Hannah and Cheryl L. Isen.

The following are the directors and executive officers of Data Critical: Jeffrey
S. Brown, John V. Atanasoff, Richard L. Earnest, George M. Middlemas, David B. Swedlow, David E. Albert, Michael E. Singer, Bardley R. Harlow and Robert A. May.

The directors and executive officers of Vital Com have interests in the merger, some of which may differ from, or may be in addition to, those of VitalCom's stockholders generally. Those interests include:

- as of December 31, 2001, the directors and executive officers of VitalCom, as a group, may be deemed to beneficially own approximately 61% of VitalCom's outstanding common stock;

- in connection with the signing of the merger agreement, certain executive officers of VitalCom will enter into employment or consulting agreements with Data Critical;

- upon completion of the merger, certain directors of VitalCom will become directors of Data Critical;

- certain of the directors and executive officers of VitalCom may own options to purchase shares of VitalCom common stock which will become vested and exercisable in connection with the merger;

- certain of the directors and executive officers of VitalCom may be covered by severance plans that may be triggered in connection with the merger; and

- Data Critical has agreed to provide indemnification and director and officer liability insurance coverage to the directors and executive officers of VitalCom following the merger.


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